Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated December 9, 2021

Relating to Preliminary Prospectus Supplement dated December 9, 2021

And Prospectus dated July 27, 2020

Registration No. 333-239681

SuRo Capital Corp.

$70,000,000

6.00% Notes due 2026

Pricing Term Sheet

December 9, 2021

The following sets forth the final terms of the 6.00% Notes due 2026 (the “Notes”) and should only be read together with the preliminary prospectus supplement dated December 9, 2021, together with the accompanying prospectus dated July 27, 2020, relating to these securities (the “Preliminary Prospectus”). This pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. The information in this pricing term sheet supplements the Preliminary Prospectus and updates and supersedes the information in the Preliminary Prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus. Capitalized terms used and not defined herein have the meanings assigned to them in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

Issuer:	SuRo Capital Corp.

Title of the Securities:	6.00% Notes due 2026

Private Rating:*	Egan-Jones Ratings Company: BB+

Initial Aggregate Principal Amount Being Offered:	$70,000,000

Over-Allotment Option to Purchase Additional Notes:	Up to an additional $10,500,000 aggregate principal amount of Notes within 30 days

Initial Public Offering Price:	100% of aggregate principal amount

Underwriting Discount:	$0.78125 per Note; $2,187,500 total (assuming the over-allotment option is not exercised)

Net Proceeds to the Issuer, before Expenses:	$24.21875 per Note; $67,812,500 total (assuming the over-allotment option is not exercised)

Denominations:	Issue the Notes in denominations of $25.00 and integral multiples of $25.00 in excess thereof

Principal at Time of Payment:	100% of the aggregate principal amount; the principal amount of each Note will be payable on its stated maturity date.

Type of Note:	Fixed rate note

Coupon Rate:	6.00% per annum

Day Count:	30/360

Trade Date:	December 10, 2021

Settlement Date / Original Issue Date:**	December 17, 2021 (T+5)

Stated Maturity Date:	December 30, 2026, unless earlier repurchased or redeemed

Date Interest Starts Accruing:	December 17, 2021

Interest Payment Dates:	Every March 30, June 30, September 30 and December 30, commencing March 30, 2022. If an interest payment date falls on a non-business day, the applicable interest payment will be made on the next business day and no additional interest will accrue as a result of such delayed payment.

Interest Periods:	The initial interest period will be the period from and including the Original Issue Date to and excluding the initial interest payment date, and the subsequent interest periods will be the periods from and including an interest payment date to, but excluding, the next interest payment date or the stated maturity date, as the case may be.

Regular Record Dates for Interest:	March 15, June 15, September 15 and December 15, commencing March 15, 2022

Optional Redemption:	The Notes may be redeemed in whole or in part at any time or from time to time at Issuer’s option on or after December 30, 2024 upon not less than 30 days nor more than 60 days written notice by mail prior to the date fixed for redemption thereof, at a redemption price of 100% of the outstanding principal amount of the Notes to be redeemed plus accrued and unpaid interest payments otherwise payable thereon for the then-current quarterly interest period accrued to the date fixed for redemption.

Repayment at Option of Holders:	Holders will not have the option to have the Notes repaid prior to the Stated Maturity Date.

Listing:	Issuer intends to list the Notes on the Nasdaq Global Market under the symbol “SSSSL” within 30 days of the Original Issue Date.

CUSIP / ISIN:	86887Q208 / US86887Q2084

Underwriters:	Ladenburg Thalmann & Co. Inc., InspereX LLC, and Barrington Research Associates, Inc.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**	Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing or the next two succeeding business days will be required, by virtue of the fact that the Notes initially will settle T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on the date of pricing or the next two succeeding business days should consult their own advisor.

The information in this pricing term sheet, the Preliminary Prospectus and the pricing press release is not complete and may be changed. This pricing term sheet, the Preliminary Prospectus and the pricing press release are not offers to sell or the solicitation of offers to buy, nor will there be any sale of the Notes referred to in this term sheet, in any jurisdiction where such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such jurisdiction.

A shelf registration statement relating to these securities is on file with and has been declared effective by the U.S. Securities and Exchange Commission. The offering may be made only by means of a prospectus and a related preliminary prospectus supplement, copies of which may be obtained from Ladenburg Thalmann & Co. Inc., 640 Fifth Avenue, 4th Floor, New York, New York 10172, or: 1-800-573-2541, or: prospectus@ladenburg.com.

Investors are advised to carefully consider the investment objective, risks and charges and expenses of SuRo Capital Corp. before investing. The preliminary prospectus supplement, dated December 9, 2021, and accompanying prospectus, dated July 27, 2020, each of which has been filed with the Securities and Exchange Commission, contain a description of these matters and other important information about SuRo Capital Corp. and should be read carefully before investing.